UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIB Financial Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 per share

(Title of Class of Securities)

872449103

(CUSIP Number)

Christopher G. Marshall
North American Financial Holdings, Inc.
4725 Piedmont Row Drive
Charlotte, North Carolina 28210
Telephone: (704) 554-5901

(Name, Address and Telephone Number of Person

Authorized

to Receive Notices and Communications)

With a copy to:
David E. Shapiro
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

September 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,333,333,333 Shares (1)(2)(3)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 2,333,333,333 Shares (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,333,333 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.4% (4)
14.	TYPE OF REPORTING PERSON: CO
(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)
Includes 700,000,000 shares of Common Stock, 466,666,666 shares of Common Stock issuable upon the automatic conversion of the Series B Preferred Stock referred to herein and 1,166,666,667 shares of Common Stock issuable upon the exercise of the Warrant (See Items 3, 5 and 6).

(3)	The 700,000,000 shares of Common Stock and the 70,000 shares of Series B Preferred Stock are held directly by North American Financial Holdings, Inc.

(4)
Percentage calculated based on 2,348,221,255 shares of Common Stock outstanding, which is the sum of (i) 714,887,922 shares of Common Stock outstanding as of October 1, 2010 (ii) 466,666,666 shares of Common Stock issuable upon conversion of Series B Preferred Stock issued and sold to the Investor on September 30, 2010 pursuant to the Investment Agreement referred to herein; and (iii) 1,166,666,667 shares of Common Stock issuable upon exercise of the Warrant referred to herein (See Item 5).

ITEM 1.                      Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of TIB Financial Corp., a Florida corporation (the “Company”).  The Company’s principal executive offices are located at 599 9th Street North, Suite 101, Naples, Florida 34102.

ITEM 2.                      Identity and Background.

The name of the person filing this Statement is North American Financial Holdings, Inc. (the “Investor”).  The Investor is a corporation organized under the laws of the State of Delaware.  The Investor’s principal business address is 4725 Piedmont Row Drive, Charlotte, North Carolina 28210, Telephone: (704) 554-5901.

The business address of each of the following individuals is c/o North American Financial Holdings, Inc., 4725 Piedmont Row Drive, Charlotte, North Carolina 28210.  Each of the following individuals is a citizen of the United States of America.

Investor’s Directors:  R. Eugene Taylor (Chairman), Richard M. Demartini, Peter N. Foss, William A. Hodges, Marc D. Oken, Thomas Walker III.

Investor’s Executive Officers:  R. Eugene Taylor (Chairman and Chief Executive Officer), Christopher G. Marshall (Chief Financial Officer), R. Bruce Singletary (Chief Risk Officer), Kenneth A. Posner (Chief Investment Analytics and Research).

Neither the Investor nor any of the officers or directors listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on June 29, 2010, Investor entered into an investment agreement (the “Investment Agreement”) with the Company and TIB Bank, a Florida corporation and wholly owned subsidiary of the Company (the “Bank”), pursuant to which, on September 30, 2010, the Company completed the issuance and sale to the Investor of 700,000,000 shares of Common Stock and 70,000 shares of the newly created Series B Convertible Participating Voting Preferred Stock, no par value, having a liquidation amount of $1,000 per share, of the Company (“Series B Preferred Stock” and, together with the Common Stock and the Warrant described below, the “Securities”) for aggregate consideration of $175 million.  Of the $175 million, approximately $162.8 million was paid in cash and approximately $12.2 million was paid in the form of a contribution to the Company of all 37,000 shares of preferred stock issued to the United States Department of the Treasury under the TARP Capital Purchase Program and the related warrant to purchase shares of the Company’s Common Stock.  In addition, on September 30, 2010, pursuant to, and in accordance with, the Investment Agreement, the Company issued to the Investor a warrant (the “Warrant”) to purchase up to 1,166,666,667 shares of Common Stock of the Company (the “Warrant Shares”).  The Warrant is exercisable, in whole or in part, and from time to time, from September 30, 2010 to March 30, 2012, for Warrant Shares at an exercise price of $0.15 per Warrant Share (subject to customary anti-dilution adjustments as provided in the Warrant).  Until shareholder approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to permit the exercise of the Warrant in full, the Warrant shall be exercisable for that number of shares of Series B Preferred Stock that would be convertible into the number of Warrant Shares subject to such exercise.  A copy of each of the Investment Agreement and the Warrant is incorporated herein by reference.

Investor funded the purchase of the Securities from working capital, which funds were originally obtained through one or more private offerings conducted by the Investor.

ITEM 4.                      Purpose of the Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Investor acquired the Securities as described in Item 3 pursuant to the Investment Agreement and in connection with Investor’s acquisition of the Common Stock.  Investor currently intends, although it is not required, to maintain its position as the principal shareholder of the Company and play a major role in the strategic direction of the Company.

Notwithstanding the foregoing, Investor may determine to change its intent with respect to its ownership interest in the Company at any time in the future.  In reaching any conclusion as to its future course of action, Investor may take into consideration various factors, such as the Company’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Company and the industry in which it operates, changes or potential changes in laws and regulations, other business opportunities available to Investor, developments with respect to the businesses of Investor, tax considerations, and general economic and equity, fixed income and other market conditions, including, but not limited to, the market price of the Common Stock.  Investor reserves the right, based on all relevant factors, alone or in conjunction with others, including the Company, (a) to acquire additional shares of the Common Stock in the open market, in privately negotiated transactions or in affiliate transactions with or from the Company or the Company’s subsidiaries, (b) to dispose of all or a portion of its holdings of the Common Stock or other Securities, (c) to undertake an extraordinary corporate transaction such as a merger, consolidation, other business combination or reorganization involving the Company, or (d) to take any other action similar to those listed above.

Except as set forth above, Investor does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, Investor reserves the right to change its intention with respect to any or all of the matters referred to in this Item, which could include, but is not limited to, any of the items enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of the date on which this Statement was initially filed, Investor beneficially owns a total of 2,333,333,333 shares of Common Stock, which in the aggregate represents 99.4% of the Company’s outstanding Common Stock as of October 1, 2010.  This amount includes 700,000,000 shares of Common Stock, 466,666,666 shares of Common Stock issuable upon the automatic conversion of the Series B Preferred Stock and 1,166,666,667 shares of Common Stock issuable upon exercise of the Warrant (following shareholder approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion in full of the Series B Preferred Stock and the exercise in full of the Warrant).

ITEM 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investment Agreement

On June 29, 2010, Investor entered into the Investment Agreement with the Company and Bank, pursuant to which on September 30, 2010, Investor acquired the Securities in exchange for aggregate consideration of $175 million.

The Investment Agreement includes, among other provisions, the following terms:

            Board Representation.  Pursuant to the terms of the Investment Agreement, Mr. R. Eugene Taylor, the Investor Chairman and Chief Executive Officer, was appointed Chairman of the Board of the Company and a member of the Board of Directors of TIB Bank.  Mr. Christopher G. Marshall, the Investor Chief Financial Officer, and Mr. Bruce R. Singletary, the Investor Chief Risk Officer, were each appointed to the Board of Directors of the Company and the Board of Directors of TIB Bank.  In addition, Mr. Peter N. Foss and Mr. William A. Hodges were appointed to the Board of Directors of the Company.  Mr. Howard Gutman and Mr. Brad Boaz will remain on the Board of Directors of the Company and Mr. Gutman will remain on, and Mr. Boaz will join, the Board of Directors of TIB Bank.  Also on September 30, 2010, the Company and the Bank each entered into customary indemnification agreements with the above directors.

Registration Rights Agreement.  The Company entered into a Registration Rights Agreement with Investor, dated September 30, 2010, granting Investor customary registration rights, including “shelf” registration rights, demand registration rights and “piggyback” registration rights with respect to the Securities purchased by Investor under the Investment Agreement.  Such Registration Rights Agreement is incorporated herein by reference.

Description of Series B Preferred Stock

Each share of the Series B Preferred Stock will mandatorily convert into 6,666 shares of Common Stock (subject to certain anti-dilution adjustments) following shareholder approval of an amendment to the Company’s Articles of Incorporation (the “Articles of Incorporation”) to increase the number of authorized shares of Common Stock to permit the issuance of all of the Common Stock into which the Series B Preferred Stock is convertible.  The terms of conversion of the Series B Preferred Stock into Common Stock are set forth in the Certificate of Designations, Preferences, Rights and Limitations of Series B Convertible Participating Voting Preferred Stock (the “Series B Certificate of Designation”), which was filed with the Florida Secretary of State as an amendment to the Articles of Incorporation of the Company on September 29, 2010.  The Series B Certificate of Designation is incorporated herein by reference.

Each share of Series B Preferred Stock bears a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series B Preferred Stock.  The Series B Preferred Stock is not redeemable by either the Company or by the holders of the Series B Preferred Stock.  Holders of the Series B Preferred Stock will vote with the holders of Common Stock on all matters upon which holders of Common Stock are entitled to vote, including the election of directors, on an as-converted basis, and also have other voting rights with respect to matters specifically applicable to the Series B Preferred Stock.  The Series B Preferred Stock also contains customary anti-dilution provisions.

Description of the Warrant

The Warrant is exercisable, in whole or in part, and from time to time, from September 30, 2010 to March 30, 2012, for Warrant Shares at an exercise price of $0.15 per Warrant Share (subject to customary anti-dilution adjustments as provided in the Warrant).  Until shareholder approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to permit the exercise of the Warrant in full, the Warrant shall be exercisable for that number of shares of Series B Preferred Stock that would be convertible into the number of Warrant Shares subject to such exercise.

ITEM 7.                      Material to be Filed as Exhibits

Exhibit	Document
Exhibit 1	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on June 30, 2010)
Exhibit 2
Certificate of Designations, Preferences, Rights and Limitation of Series B Convertible Participating Voting Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 3
Warrant dated September 30, 2010 to purchase shares of Common Stock and Series B Convertible Participating Voting Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 4
Registration Rights Agreement, dated as of September 30, 2010 by and between TIB Financial Corp. and North American Financial Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 5	Press Release dated September 30, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 12, 2010

North American Financial Holdings, Inc.

By: /s/Christopher G. Marshall
Name: Christopher G. Marshall
Title: Chief Financial Officer

Exhibit Index

Exhibit	Document
Exhibit 1	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on June 30, 2010)
Exhibit 2
Certificate of Designations, Preferences, Rights and Limitation of Series B Convertible Participating Voting Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 3
Warrant dated September 30, 2010 to purchase shares of Common Stock and Series B Convertible Participating Voting Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 4
Registration Rights Agreement, dated as of September 30, 2010 by and between TIB Financial Corp. and North American Financial Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)

Exhibit 5	Press Release dated September 30, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Commission on October 1, 2010)